UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Tiens Biotech Group (USA), Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
88650T104
(CUSIP Number)
Chunchun Yu, Tianshi Group Co., Ltd No. 17 Xinyuan Road, Wuqing New Tech Industrial Park Tianjin, China (86) 22-82137442 Phone (86) 22-82118241 Fax
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 27, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88650T104

1.	Names of Reporting Persons. TIENS (USA) Investment Holdings Group Overseas Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 67,830,000

	8.	Shared Voting Power --

	9.	Sole Dispositive Power 67,830,000

	10.	Shared Dispositive Power --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,830,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 95.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 88650T104

1.	Names of Reporting Persons. Jinyuan Li

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 67,830,000

	8.	Shared Voting Power --

	9.	Sole Dispositive Power 67,830,000

	10.	Shared Dispositive Power --

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
67,830,000, as sole director of TIENS (USA) Investment Holdings Group Overseas Limited (“TIH”) with sole power to vote and dispose of the Shares owned by TIH.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 95.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88650T104

Item 1.	Security and Issuer

This Amendment No. 2 (the “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on May 18, 2005, as amended by Amendment No. 1 filed on September 23, 2008 (as amended, “Schedule 13D”). The class of equity securities to which this Amendment relates is the common stock, par value $.001 per share (the “Common Stock”), of Tiens Biotech Group (USA), Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at No. 17, Xinyuan Rd., Wuqing New Tech Industrial Park, Tianjin, China. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.  Items 4, 5(c), 6 and 7 of Schedule 13D are hereby amended as follows.  Unless othewise stated herein, the Schedule 13D remians in full force and effect.

Item 2.	Identity and Background
---
Item 3.	Source and Amount of Funds or Other Consideration
---
Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby deleted in its entirety and the following substituted therefor:

“TIH intends to contribute all of the Common Stock it owns to its wholly-owned subsidiary, Tiens Biotech Group, Inc., a Delaware corporation (“New Tiens”), pursuant to a Contribution Agreement by and between TIH and New Tiens dated June 27, 2011 in order to take the Company private.  New Tiens will conduct a “short-form” merger with the Company under Delaware General Corporation Law §253, with New Tiens surviving the merger.  TIH will then cause New Tiens to file a Form 15 (Certification of Termination of Registration of a Class of Security) with the Securities and Exchange Commission.

The short-form merger will enable TIH to acquire all of the shares of the Common Stock it does not already own, and will provide a source of liquidity to holders of shares of Common Stock. As a result of the short-form merger, each share of Commons Stock not owned by New Tiens will be converted into the right to receive $1.72 in cash.

For more information regarding the purpose of this transaction, see the Schedule 13E-3 of TIH, New Tiens, Mr. Jinyuan Li and certain other filing persons, filed concurrently with this Schedule 13D (“Schedule 13E-3”).  Schedule 13E-3 is incorporated by reference into this Item 4. The Contribution Agreement is incorporated by reference into this Item 4 as Exhibit 1 to this Amendment, and any description thereof is qualified in its entirety by reference thereto.”

Item 5.	Interest in Securities of the Issuer
Item 5(c) of Schedule 13D is hereby amended and restated in its entirety as follows: “(c) Item 4 of this Amendment is hereby incorporated by reference in respect to this Item 5(c)."

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows: “Item 4 of this Amendment is hereby incorporated by reference in respect to this Item 6.”

Item 7.	Material to Be Filed as Exhibits
Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:
“Exhibit No.	Description
1.	Contribution Agreement dated June 27, 2011 between TIENS (USA) Investment Holdings Group Overseas Limited and Tiens Biotech Group, Inc. (incorporated by reference to Exhibit (d) of Schedule 13E-3 filed on June 27, 2011).”

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated: June 27, 2011

TIENS (USA) INVESTMENT HOLDINGS GROUP OVERSEAS LIMITED

By:	/s/ Jinyuan Li
Name:	Jinyuan Li
Title:	Director

/s/ Jinyuan Li
JINYUAN LI

EXHIBIT INDEX

Exhibit No.	Description
1.	Contribution Agreement dated June 27, 2011 between TIENS (USA) Investment Holdings Group Overseas Limited and Tiens Biotech Group, Inc. (incorporated by reference to Exhibit (d) of Schedule 13E-3 filed on June 27, 2011).